BALLARD POWER SYSTEMS INC.

ANNUAL INFORMATION FORM

FEBRUARY 25, 2016

TABLE OF CONTENTS

CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Our Mission, Vision and Values	2
Intercorporate Relationships	3
Recent History	4
Equipment Supply Agreement with Guangdong Synergy Hydrogen Power
Technology Co., Ltd.	4
Protonex Order from the U.S. Army	4
Nisshinbo Holdings Inc. Private Placement	4
Light Rail Agreement with Tangshan Railway Vehicle Company, Limited	4
Acquisition of Protonex Technology Corporation	5
Sale of ElectraGen ™ Hydrogen Modules to the Aditya Birla Group	5
Agreements with CRRC Qingdao Sifang Company, Ltd.	5
Public Offering of Common Shares	5
Nantong Zehe New Energy Technology Co., Ltd. and Guangdong Synergy
Hydrogen Power Technology Co., Ltd. License and Supply Agreements	5
Reliance Jio Infocomm Limited ElectraGen™ Order	6
Audi IP Asset Transfer	6
Plug Long Term Sales Agreement	6
UTC IP Acquisition	6
October 2013 Public Offering	7
Anglo Investment	7
March 2013 Public Offering	7
Technology Development Agreement with Volkswagen AG	7
OUR BUSINESS	8
Revenues from Market Segments	9
Our Markets, Products and Services	10
Product & Service Overview	10
Fuel Cell Products and Services	11
Power Products Markets	11
Heavy Duty Motive	11
Portable Power Management Solutions	12
Material Handling	14
Telecom Backup Power	15
Technology Solutions	16
Competition	16
Impact of Regulations and Public Policy	16
Research and Product Development	18
Intellectual Property	18
Manufacturing	19
Safety	19

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Quality	20
Facilities	20
Human Resources	21
SHARE CAPITAL AND MARKET FOR SECURITIES	21
DIVIDEND RECORD AND POLICY	22
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL
RESTRICTIONS ON TRANSFER	22
DIRECTORS AND OFFICERS	23
Board of Directors	23
Senior Officers	27
Shareholdings of Directors and Senior Officers	27
AUDIT COMMITTEE MATTERS	28
Audit Committee Mandate	28
Composition of the Audit Committee	28
Audit Fees	30
Audit-Related Fees	31
Tax Fees	31
All Other Fees	31
TRANSFER AGENT AND REGISTRAR	31
LEGAL PROCEEDINGS	31
INTERESTS OF EXPERTS	31
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL
TRANSACTIONS	31
MATERIAL CONTRACTS	32
Protonex Acquisition	32
Audi IP Asset Transfer	32
UTC IP Acquisition	33
Technology Development Agreement with Volkswagen AG	33
RISK FACTORS	34
ADDITIONAL INFORMATION	46
APPENDIX “A” AUDIT COMMITTEE MANDATE	47

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This Annual Information Form and the documents incorporated by reference herein contain forward-looking statements that are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. When used in this Annual Information Form, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “could”, “should”, “will”, the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements, including, without limitation the following risks and uncertainties which are discussed in the section of this Annual Information Form entitled “Risk Factors”: we may not be able to achieve commercialization of our products on the timetable we anticipate, or at all; we expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary; a mass market for our products may never develop or may take longer to develop than we anticipate; we have limited experience manufacturing fuel cell products on a commercial basis; warranty claims could negatively impact our gross margins and financial performance; we may not be able to successfully execute our business plan; global economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers; in our Heavy-Duty Motive market, we depend on Chinese customers for a majority of our revenues. Global macro-economic conditions, including significant and recent volatility in China’s capital markets, may adversely impact our Chinese customer’s access to capital and program plans which could adversely impact our business; in our Technology Solutions market, we depend on a single customer for the majority of our revenues; in our Material Handling market, we depend on a single customer for the majority of our revenues; we may not be able to successfully conclude and realize any benefits or value from our ongoing review of strategic alternatives for our Telecom Backup Power business; potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan; we could be adversely affected by risks associated with acquisitions; we are subject to risks inherent in international operations; exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability; we are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products; we are dependent on third party suppliers for the supply of key materials and components for our products and services; we currently face and will continue to face significant competition; we could lose or fail to attract the personnel necessary to run our business; public policy and regulatory changes could hurt the market for our products; we depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success; we could be liable for environmental damages resulting from our research, development or manufacturing operations; our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims; and the other risks and uncertainties discussed elsewhere in this Annual Information Form.

The forward-looking statements contained in this Annual Information Form speak only as of the date of this Annual Information Form. Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Information Form, including the occurrence of unanticipated events.

In this Annual Information Form, references to “Corporation”, “Ballard”, “we”, “us” and “our” refers to Ballard Power Systems Inc. and, as applicable, its subsidiaries. All dollar amounts are in United States dollars unless otherwise indicated. Canadian dollars are indicated by the symbol “C$”, and euros by the symbol “€”.

Except where otherwise indicated, all information presented is as of December 31, 2015.

CORPORATE STRUCTURE

Name, Address and Incorporation

Ballard was incorporated on November 12, 2008 under the Canada Business Corporations Act, under the name “7076991 Canada Inc.” Ballard changed its name to “Ballard Power Systems Inc.” on December 31, 2008. Ballard's head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and its registered office is located at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

Previously, Ballard Power Systems Inc. was a British Columbia company incorporated on May 30, 1989. The original predecessor to Ballard was founded in 1979 under the name Ballard Research Inc. to conduct research and development on high-energy lithium batteries. In the course of investigating environmentally-clean energy systems with commercial potential, we began to develop fuel cells and have been developing fuel cell products since 1983.

Our Mission, Vision and Values

Our vision is to be the leading global provider of innovative clean energy solutions, and our mission is to use our extensive fuel cell and systems know-how to profitably deliver innovative clean energy solutions to our customers, create rewarding opportunities for our team, and provide extraordinary value to our shareholders.

Our values represent our core beliefs, and underpin how we carry on our business: Listen and Deliver – We listen to our customers, understand their business, and deliver valuable solutions for lasting partnerships; Quality. Always – We deliver quality in everything we do, without exception; Inspire Excellence – We inspire excellence through leadership, empowerment and consistent demonstration of integrity, urgency, and passion; Row Together – We achieve success through collaboration, respect, and trust; Own It – We step up, take ownership for our results, and trust others to do the same.

Intercorporate Relationships

We have five principal subsidiaries and affiliates: Ballard Fuel Cell Systems Inc., a Delaware corporation that develops methanol-fueled clean energy backup power systems; Dantherm Power A/S (“Dantherm Power”), a Denmark-based corporation jointly owned with Dantherm A/S; BDF IP Holdings Ltd. (“IP Holdings”), a Canadian corporation that holds intellectual property assets; Ballard Services Inc., a British Columbia company that provides engineering services; and Protonex Technology Corporation (“Protonex”), a Delaware corporation that is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.

The following chart shows these principal subsidiaries and affiliates, their respective jurisdictions of incorporation and our percentage of share ownership in each of them, all as of February 25, 2016:

Notes
(1)	The Corporation holds 57% of the shares of Dantherm Power A/S and Dantherm A/S holds 33%.
(2)	The Corporation holds all of the non-voting, participating shares of IP Holdings and 34% of the voting, non-participating shares of IP Holdings, with each of Daimler AG and Ford Motor Company holding 33% of the voting, non-participating shares.

Recent History

Over the past three years, we have continued to focus on building a clean energy business and expanding our recognized leadership in proton exchange membrane (“PEM”) fuel cell development and commercialization. The following are key recent developments:

Equipment Supply Agreement with Guangdong Synergy Hydrogen Power Technology Co., Ltd.

On January 21, 2016, we announced the signing of an equipment supply agreement, valued at $12 million, with an existing partner in China, Guangdong Synergy Hydrogen Power Technology Co., Ltd. (“Synergy”) to provide FCvelocity™-9SSL fuel cell stacks for range extension applications in commercial vehicles in China. We expect to deliver the stacks in 2016 and 2017. Synergy will collaborate with Dongfeng Xiangyangtouring Car Co., Ltd., which is part of Dongfeng Motor Corporation, a Chinese state-owned automobile manufacturer headquartered in Wuhan, China. Dongfeng Motor Corporation is the largest manufacturer of commercial vehicles in China.

Protonex Order from the U.S. Army

On December 29, 2015, Protonex received a follow-on purchase order from the U.S. Army for more than 400 Squad Power Manager (SPM-622) Special Operations Kits, with a value of approximately $2.8 million.

Nisshinbo Holdings Inc. Private Placement

On November 10, 2015, we successfully closed a $5 million strategic equity investment in Ballard by Nisshinbo Holdings Inc. (“Nisshinbo”). The investment was made through a private placement subscription of 3,322,479 common shares issued from treasury at a price per share of $1.5049.

On January 20, 2016, we announced that we had received a follow-on purchase order from Nisshinbo for a further phase of a Technology Solutions program related to the development of a breakthrough catalyst technology intended to reduce the cost of certain proton exchange membrane fuel cells. The program, now entering its seventh phase, has been underway for approximately 2.5 years. This is a continuation of the Technology Solutions project work related to the development of the breakthrough catalyst technology announced in May 2015.

Light Rail Agreement with Tangshan Railway Vehicle Company, Limited

In November 2015, we signed a definitive agreement with Tangshan Railway Vehicle Company, Limited (“TRC”) for development of a new fuel cell module that will be designed to meet the requirements of tram or Modern Ground Rail Transit Equipment applications. The value of this work to Ballard is approximately $3 million and represents the next step toward a commercial product, following the June 2015 signing and announcement of a framework agreement between Ballard and TRC.

Acquisition of Protonex Technology Corporation

On October 1, 2015, Ballard completed the acquisition of Protonex. As consideration for the merger, Ballard assumed and paid certain of Protonex’s debt obligations and transaction costs at closing, being approximately $3.8 million, and paid the balance of the consideration through the issuance of approximately 11.4 million Ballard shares.

Sale of ElectraGen ™ Hydrogen Modules to the Aditya Birla Group

On September 30, 2015, we announced receipt of a purchase order from Aditya Birla Group for fifty ElectraGen™-H2 direct hydrogen modules that will be deployed in the Idea Cellular network in India, representing the culmination of the extensive testing and trialing undertaken by Idea Cellular of Ballard’s ElectraGen™ products since late-2013. All of the modules were shipped in 2015.

Agreements with CRRC Qingdao Sifang Company, Ltd.

On September 28, 2015, we signed a joint development agreement and a supply agreement to develop and commercialize a fuel cell engine specifically designed for integration into low floor trams manufactured by CRRC Qingdao Sifang Company, Ltd. (“CRRC Sifang”), a Chinese rolling stock manufacturer. The agreements include the expected delivery in 2016 of ten customized FCveloCity® modules. The joint development agreement and a supply agreement have an initial value expected to be approximately $6 million. An initial deployment of eight fuel cell-powered trams is planned by CRRC Sifang and the City of Foshan, China on the Gaoming Line starting in 2017.

Public Offering of Common Shares

On July 7, 2015, we closed an underwritten offering of 9,343,750 common shares for gross proceeds of approximately $15.0 million, which included the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares to cover over-allotments.

Nantong Zehe New Energy Technology Co., Ltd. and Guangdong Synergy Hydrogen Power Technology Co., Ltd. License and Supply Agreements

On June 8, 2015, we entered into license and supply agreements with Nantong Zehe New Energy Technology Co., Ltd. and Synergy to provide fuel cell power products and technology solutions to support the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. The agreements have an estimated value of approximately $10 million through 2015. On September 25, 2015, Ballard signed long-term license and supply agreement with Synergy to provide fuel cell Power Products and Technology Solutions in support of the planned deployment of approximately 300 fuel cell-powered buses in the cities of Foshan, China and Yunfu, China. The long-term license and supply agreement has an estimated initial value of $17 million expected through 2016, with the opportunity for significant recurring royalties starting in 2017.

Reliance Jio Infocomm Limited ElectraGen™ Order

On April 29, 2015, Reliance Jio Infocomm Limited (“RJIL”) placed an order for 100 ElectraGen™-ME fuel cell backup power systems to be deployed in its wireless telecom network in India. All 100 systems were delivered to RJIL in 2015 and are being installed.

Audi IP Asset Transfer

On February 11, 2015, we entered into an agreement with Audi AG under which we agreed to transfer to Audi certain of the transportation-related fuel cell intellectual property assets we previously acquired from United Technologies Corporation (“UTC”). These assets consist of approximately 900 patents and patent applications as well as know-how primarily related to proton exchange membrane fuel cell technology. On February 23, 2015 as consideration for the patents and patent applications, Ballard received $40 million from Audi, of which $10 million was paid to UTC as a royalty under the terms of our prior acquisition from UTC. As consideration for the transfer of the know-how, Ballard will receive $10 million from Audi in the first quarter of 2016, of which $900,000 will be paid to UTC. In addition, we retain the sole right to use the know-how, patents and patent applications transferred to Audi for all non-automotive purposes, as well as a non-exclusive right for use in buses, and a non-exclusive right for use in certain limited pre-commercial automotive purposes, all on a royalty-free basis. We also retain the right to provide technology solutions services to other automotive OEMs. In connection with the transaction, Volkswagen AG extended its existing technology development agreement with us as described below.

Plug Long Term Sales Agreement

On October 8, 2014, we entered into a long term supply agreement with Plug Power Inc. (“Plug Power”) to provide fuel cell stacks for use in Plug Power’s GenDrive® systems deployed in forklift trucks. The new supply agreement replaces an existing agreement and runs to the end of 2017, with the provision for two 1-year potential extensions.

UTC IP Acquisition

On April 24, 2014, we acquired the transportation- and stationary-related fuel cell intellectual property assets of UTC. As consideration for the patents and patent applications, as well as patent licenses, invention disclosures and know-how, UTC received 5,121,507 million common shares of Ballard, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses and a royalty on Ballard’s future intellectual property licensing income generated from the combined intellectual property portfolio.

October 2013 Public Offering

On October 9, 2013, we closed an underwritten offering in the United States (“October 2013 Offering”) of 10.35 million units at a price of $1.40 per unit for gross proceeds of $14.5 million, which includes the exercise in full by the underwriters of their option to purchase up to an additional 15% of common shares and warrants to cover over-allotments. Each unit in the October 2013 Offering was comprised of one common share and 0.25 of a warrant to purchase one common share. Each whole warrant is exercisable immediately upon issuance, having a 5-year term and an exercise price of $2.00 per share. As of December 31, 2015, 1.675 million share purchase warrants from the October 2013 Offering remain outstanding.

Anglo Investment

On March 28, 2013, we completed a private placement with Anglo American Platinum Limited (“Anglo”) under which Anglo invested $4.0 million in Ballard through its PGM Development Fund. The investment was in the form of a $4.0 million, 5-year, non-interest bearing convertible promissory note (“Note”) issued by Ballard. The Note was converted into 4.76 million common shares in March 2014.

March 2013 Public Offering

On March 26, 2013, we closed an underwritten offering in the United States (“March 2013 Offering”) of 7.275 million units at a price of $1.10 per unit for gross proceeds of $8.0 million. Each unit in the March 2013 Offering was comprised of one common share and one warrant to purchase one common share. Each warrant is exercisable immediately upon issuance and has a 5-year term and an exercise price of $1.50 per share. During 2015, 125,000 share purchase warrants from the March 2013 Offering were exercised for Ballard common shares generating proceeds of $187,500. As of December 31, 2015, 122,563 share purchase warrants from the March 2013 Offering remain outstanding.

Technology Development Agreement with Volkswagen AG

On March 6, 2013, we entered into an agreement with Volkswagen AG under which we will provide Volkswagen with engineering services to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The original contract term was for 4 years, with an option for a 2-year extension. Work under the contract involves the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers are supporting critical areas of fuel cell product design – including the membrane electrode assembly (“MEA”), plate and stack components – along with testing and integration work. On February 11, 2015, Volkswagen extended the contract for two years to February 2019 for anticipated revenues of approximately C$30-50 million and also extended the notice period for Volkswagen’s right to terminate the contract for convenience from one year to two years. These extensions do not affect Volkswagen’s continuing right to extend the term of the contract for a further 2-year period. Ballard and Volkswagen have also confirmed Ballard’s position as a potential supplier of PEM fuel cell products to the Volkswagen Group.

OUR BUSINESS

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in PEM fuel cell development and commercialization.

Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience and know-how in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with an attractive value proposition, including positive economic and environmental benefits. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading power products to meet the needs of our customers in select target markets.

Strategy

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions.

(1)	In power product sales, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative clean energy power products that reduce customer costs and risks.

(2)	Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel cell and power systems by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

Revenues from Market Segments

During 2015 we reported our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

The following chart shows the percentage of total revenues which arises from sales to investees and sales of products and services to other customers, for the years 2015 and 2014:

	2015	2014
Revenues from Fuel Cell Products and Services
Percentage of total revenues	100%	100%
Portion representing sales to investees	Nil	Nil
Portion representing sales to customers other than investees	100%	100%

Our Markets, Products and Services

Product & Service Overview

Ballard’s product offering provides for a cost effective and flexible set of fuel cell power solutions. Ballard provides products in three distinct product classes:

(1)	Fuel cell stacks: Ballard provides FCgen® and FCveloCity® fuel cell stacks to original equipment manufacturer (“OEM”) customers and system integrators that use the stacks to produce fuel cell systems for power solutions. As the stack provider, Ballard is the power inside the system.

(2)	Fuel cell modules: Ballard builds the stacks into self-contained FCveloCity® motive modules that are plug-and-play into a larger system. As a fuel cell module provider, we make it easier for OEMs and system integrators to create fuel cell systems.

(3)	Fuel cell systems: Ballard also builds complete fuel cell systems for stationary power markets that are designed to solve certain energy needs of our customers. The ElectraGen™ product lines provide fuel-flexible (hydrogen & methanol) system solutions for Backup power markets.

Ballard’s technology solutions offering primarily involves the provision of engineering services and customer access through licensing to Ballard’s deep intellectual property portfolio and know-how.

The following table lists the key fuel cell and non-fuel cell products we currently produce, have under development or are testing.

Motive Power Product Family: FCveloCity® Fuel Cell Products
Product Name	Application	Status
FCveloCity®-9SSL	Material handling	Sales to OEMs and system integrators
FCveloCity®-1020ACS	Material handling	Sales to OEMs and system integrators
FCveloCity® modules	Buses and Light Rail	Sales to OEMs and system integrators

Stationary Power Product Family: FCgen® Fuel Cell Products and System Products
Product Name	Application	Status
FCgen®-1020ACS	Backup power	Sales to OEMs and system integrators
ElectraGen™-H2	Backup power systems (Dantherm Power and Ballard)	Sales to customers
ElectraGen™-ME	Backup power systems	Sales to customers

Fuel Cell Products and Services

Power Products Markets

Heavy Duty Motive

We provide fuel cell modules for public transit systems including buses and light rail. These fuel cell buses and light rail systems rely on centralized fuelling depots that simplify the hydrogen infrastructure requirements and are government-subsidized, thus enabling the purchase of pre-commercial fleets.

We design and manufacture the FCveloCity® fuel cell module platform, which in various forms is capable of delivering 30 kW to 200kW of power for use in the Heavy Duty Motive market. We supply the fuel cell modules to hybrid drive, bus and light rail manufacturer customers that deliver zero-emission fuel cell-powered vehicles to transit operators around the world. The demand for zero-emission mass transit systems is driven in many jurisdictions by the requirement to reduce greenhouse gases and other harmful emissions in urban areas.

FCveloCity® power module platform cost reduction efforts have focused on unit cell design enhancements, including improved durability and lifetime. This ongoing effort was partially funded by a C$4.8 million award announced in January 2010 (revised to C$6.9 million in June 2012) from Sustainable Development Technology Canada (“SDTC”), and was successfully completed in 2014 to further develop fuel cell power module technology for the transit bus market. Product cost reductions continued with the launch in 2015 of our seventh generation motive module FCveloCity® platform, which reduced the total cost of the module by 25%. This new platform is available in various configurations ranging in power from 30kW to 200kW to address different levels of battery/fuel cell hybridization and a variety of applications. The FCveloCity®-MD series is optimized for smaller buses (less than 12 meters in length), the FCveloCity®-HD module is the workhorse of the standard-size (12-18 meter) fuel cell bus industry, and the FCveloCity®-XD series is aimed at light rail.

To date, Ballard-powered fuel cell buses have accumulated more than 8 million kilometres in service, and a single bus has logged more than 20,000 hours of commercial operation.

In 2015, Ballard FCveloCity® power modules were used to power the world’s first fuel cell light rail system in the city of Foshan, China opening up a new market for the FCveloCity® heavy duty power modules.

Competition

Diesel-powered buses currently dominate the market today. Compressed natural gas (“CNG”) and diesel electric hybrid buses are lower-emission alternatives to diesel buses, but are in limited service today. Other variants available today include gasoline hybrid buses and CNG hybrid buses. Electric trolley buses provide a zero-emission alternative; however, their purchase price is high and the overhead catenary power infrastructure is expensive to maintain and is considered aesthetically undesirable in many urban centres. The recent developments in battery-powered powertrain vehicles have created a zero emission alternative to fuel cell buses in the form of battery electric buses. These buses will continue to offer a viable zero emission bus for applications where long range and extended operating hours between recharges are not a requirement.

We believe that fuel cells are the best zero-emission alternative for transit applications. They offer much greater fuel efficiency than conventional diesel buses, eliminate greenhouse gas emissions and eliminate the need for unsightly overhead catenary wires. Fuel cell buses are the most flexible zero-emissions option. Unlike other electric solutions, fuel cell buses can be operated like diesel buses providing longer daily driving distances and faster refuelling.

Companies developing fuel cell systems for transit bus applications include Hydrogenics and Nedstack. We have accumulated far more operating hours in real transit operations than any other fuel cell manufacturer. We believe this experience has enabled us to produce more reliable, more durable and easier to integrate products than those of our competitors.

Portable Power Management Solutions

Protonex is a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. Protonex has developed several products designed for end-users in military and commercial markets that are currently underserved by batteries and small generators. Protonex is also developing products for OEM customers looking to integrate high-performance power systems into their products and applications.

Protonex has effectively commercialized and deployed several of its products, and has received development programs from U.S. military and U.S. government organizations, including the Air Force, the Army, the Navy, the Marines, DARPA, the DOE, and SOCOM.

Reduction in the number and type of batteries used in combat operations has been identified as an urgent need within the Office of Secretary of Defense. To address this need, Protonex developed man-wearable power management devices that allow the user access to a variety of available energy sources (e.g. vehicles, solar and batteries) to capitalize on their existing rechargeable batteries. The result is a significant reduction in number and types of batteries, reduced field logistics requirements, enhanced power reliability, cost savings, and up to 50% improvement in energy use with corresponding weight reductions.

Protonex has also developed portable fuel cells that facilitate use of fewer batteries by allowing batteries to be re-charged while on the move. A series of proprietary fuel reformers that are both small and allow operation on a variety of available fuels (methanol, propane, kerosene, diesel, gasoline, biofuels, and military fuels). Protonex portable fuel cells have a wide range of additional uses that include, sustained emergency power, marine power, extended surveillance power, vehicle auxiliary power units (APUs), unmanned aerial (UAV), unmanned ground (UGV) and underwater (UUV) vehicle propulsion.

Competition

In the power manager arena, Protonex has a leadership position within the U.S. Department of Defense customers given our extensive history of development with various organizations. Within the Department of Defense our biggest competition is the status quo: operation without a power manager. As these devices are becoming more prevalent, more companies are developing similar products to compete. To date, several of these competitive products have gained traction in international markets (e.g. Smart Fuel Cell Power Manager).

In the arena of small fuel cell systems, our systems are typically displacing legacy battery or engine solutions that are underserving the customer needs. Specifically in unmanned systems applications, our small fuel cell systems have been shown to extend mission duration over existing battery solutions by 200 – 700%. Most typically, these fuel cell systems are developed in concert with the systems integrator. There are a number of companies that have developed competitive fuel cell systems, including Horizon Fuel Cell and Smart Fuel Cell. To date no company has developed a leadership position in this nascent market.

Material Handling

The material handling market includes industrial vehicles such as forklifts, automated guided vehicles (“AGVs”) and ground support equipment (“GSE”). Our initial focus is on battery-powered Class 1 counter balance lift trucks, Class 2 reach trucks and Class 3 pallet forklifts and AGVs. Our products for the material handling market are the FCveloCity®-9SSL, which is applicable to Class 1, Class 2 and Class 3 forklift truck solutions, and the FCveloCity®-1020ACS stack, our second-generation air-cooled fuel cell product, for Class 3 material handling applications.

Our main customer and partner in North America is Plug Power, a specialized system integrator achieving early market penetration deploying its GenDrive™ battery pack replacement fuel cell systems. In 2010, Plug Power began offering commercial GenDrive™ systems designed for Class 1, Class 2 and Class 3 trucks, all using Ballard fuel cells. Ballard’s current equipment supply agreement with Plug Power was renewed in 2014 for a 3-year term with two 1-year extensions.

Competition

Class 2 and Class 3 forklift trucks are currently dominated by lead-acid battery-powered solutions, as are Class 1 forklift trucks intended for indoor applications. Internal combustion engine (“ICE”) power is typically seen as the solution for forklift trucks in Class 1 for outdoor applications. Compared to batteries, fuel cell systems in Class 1, Class 2 and Class 3 forklift trucks can provide extended run time without frequent and lengthy battery replacement and recharging cycles. For high-throughput, multi-shift warehouse or manufacturing operations, fuel cell forklift trucks can provide a lower life cycle cost and total cost of ownership when compared with traditional lead-acid battery solutions.

Companies developing fuel cell systems for material handling applications include Nuvera, which was acquired by Hyster-Yale in 2014, and Hydrogenics. We seek to gain a competitive advantage through our engineering know-how and fuel cell designs that provide superior performance, efficiency, durability and cost. Plug Power is the only company currently offering a full suite of class 1, 2 and 3 forklift solutions to the material handling market. We currently sell and supply fuel cell stacks to Plug Power. Plug Power is currently developing its own air-cooled and liquid-cooled fuel cell stacks to vertically integrate into their material handling solutions. If Plug Power is successful at developing and commercializing its own fuel cell stacks, then these fuel cell stacks are expected to compete with our fuel cell stacks for supply in Plug Power’s business.

Advanced battery technology continues to make progress in the material handling market. However, the high up-front cost of advanced batteries continues to be a barrier to broad market adoption. Furthermore, advanced battery technologies still requires significant time for recharging and, in many cases, cannot meet desired run times without requiring spare batteries and substantial space for battery charging and storage.

Telecom Backup Power

Our focus in the backup power market is on the telecommunications industry. The backup power market demand is created by two drivers: natural disasters such as typhoons or earthquakes; and poor electrical grids. Demand due to natural disasters is characterized by infrequent, extended duration power demand, in areas with reliable grids where outages typically occur seasonally or less frequently. Characteristic demand in regions with poor electrical grids occurs daily or weekly with regular outages often lasting 4-8 hours or more.

We provide clean energy fuel cell backup power systems for telecom equipment suppliers for installation in either indoor or outdoor applications. Dantherm Power develops clean energy hydrogen fuel cell backup power systems, while Ballard Fuel Cell Systems Inc. primarily focuses on methanol-fueled systems. The FCgen®-1020ACS fuel cell product is our primary stack platform in the backup power market.

In 2015 we grew the market in Asia with significant deployments in India. Southeast Asia, Europe, Australia and Africa continue to show repeat orders through our network of channel partners. Our market expansion efforts included proof of concept deployments with major telecommunication operators in Latin America and Myanmar. We continue to review strategic alternatives for our telecom backup power business, including a sale, joint venture or orderly wind-up.

Competition

The backup power market is currently dominated by diesel generators and batteries. Advanced battery technology continues to make modest progress in the backup power generation market. However, advanced battery technologies still require lengthy recharging and, in many cases, cannot meet desired run times without requiring substantial space. We believe that PEM fuel cell products are superior to batteries in some applications, because of their ability to provide extended run time without frequent or lengthy recharging, as well as their ability to offer lower life cycle costs, given that batteries require periodic replacement. Fuel cell backup power offers a strong value proposition against diesel generators with lower operating cost; low emission and noise; and less risk of theft.

Companies developing PEM fuel cell systems for backup power applications include Altergy, Hydrogenics, and Plug Power. We seek to gain competitive advantage through fuel cell designs that provide superior performance, efficiency, durability and cost.

Technology Solutions

This market (formerly named Engineering Services) was established in late 2011 to leverage our expertise in fuel cell design, prototyping, manufacturing and servicing. The mandate of the Technology Solutions division is to help customers solve difficult technical and business challenges in their PEM fuel cell programs. We offer customized, bundled technology solutions, including world-class, specialized engineering services, access to our intellectual property portfolio and know-how, as well as the supply of test equipment and technology components.

Our current Technology Solutions efforts are predominantly in support of multiple automotive research programs; however, in 2015 we also secured contracts in bus, tram, stationary, and military applications. We are also initiating new activities in a number of other emerging markets, including materials handling, aerospace, and marine.

As noted in the Recent History section above, in 2015 Volkswagen extended the contract for two years to February 2019 for anticipated revenues of approximately C$30-50 million and also extended the notice period for Volkswagen’s right to terminate the contract for convenience from one year to two years. These extensions do not affect Volkswagen’s continuing right to extend the term of the contract for a further 2-year period. Ballard and Volkswagen have also confirmed Ballard’s position as a potential supplier of PEM fuel cell products to the Volkswagen Group. We are supporting critical areas of fuel cell product design, including the membrane electrode assembly, plate and stack components, and also conducting important testing and integration work for Volkswagen.

In addition to our work with Volkswagen, throughout 2015 we have also continued to execute engineering services projects for other automotive customers.

Competition

In the automotive sector, our main competition for engineering services is the automakers’ ‘in-house’ capabilities. Companies providing fuel cell test equipment include FuelCon and Greenlight Innovation. More broadly, Intelligent Energy provides a partnership model approach across several markets, including automotive and stationary, ranging from technology licensing and royalty-based agreements to collaborative joint ventures. Ricardo offers modeling services and system design, but has more limited capability in core fuel cell technology.

Impact of Regulations and Public Policy

Public funding for hydrogen and fuel cells in Japan, Germany, Europe, South Korea and the United States each exceed $100 million per year, with the worldwide total exceeding $1 billion per year. This funding has, and is expected to continue to, help drive demand for fuel cell products.

In the United States, at the federal level, the Emergency Economic Stabilization Act of 2008 includes tax incentives to help minimize the cost of hydrogen and fuel cell projects. It offers an investment tax credit of 30% for qualified fuel cell property or $3,000/kW of the fuel cell nameplate capacity (i.e., expected system output), whichever is less. The equipment must be installed by December 31, 2016. In addition, it features a credit of 10% for combined-heat-and-power-system property. The American Recovery and Reinvestment Act of 2009 expanded incentives to encourage the installation of fuel cells and hydrogen fueling infrastructure.

At the state level, the California Self-Generation Incentive Program, which is funded by ratepayers and administered by utilities, provides incentives for fuel cell and other clean distributed generation technologies. In 2014, the California state senate extended the program through 2019. The California Air Resources Board Zero-Emission Vehicle (“ZEV”) regulations continue to lead the US regulatory environment for fuel cell vehicles with additional ZEV sales requirements brought into effect with the 2014 program revisions.

In Europe, the Fuel Cells and Hydrogen Joint Undertaking (FCH JU) – a partnership of the European Commission with industry and the research community under the framework of the Fuel Cells and Hydrogen Joint Technology Initiative - supports research, technological development and demonstration (RTD) activities in fuel cell and hydrogen energy technologies in Europe. Its aim is to accelerate the market introduction of these technologies. In May 2014, the Council of the European Union formally agreed to continue the Fuel Cells and Hydrogen Joint Technology Initiative under the EU Horizon 2020 Framework Program. This phase (2014-2020), will have a total budget of €1.33 billion, provided on a matched basis. Calls for proposals under Horizon 2020 have occurred for 2014 and 2015, with 2016 calls for proposals open through May 2016.

In China, the Ministry of Finance in April 2015 extended subsidies for new energy vehicles to 2020, with subsidies being those subsidies being reduced by 20 percent in 2017 and 2018 and by 40 percent in 2019 and 2020. Subsidies will be granted to buyers of pure electric, highly electrified plug-in hybrid and fuel-cell vehicles, including both cars and buses.

In Japan, incentives focus on fuel cell systems for residential co-generation systems and transportation. A cumulative total of 130,000 co-generation systems were installed in Japan in 2009 through 2014, with more than 50,000 of those in 2014 alone. The current government subsidy for the purchase of a hydrogen fuel cell car is approximately $20,000. The government recently announced that it plans to spend 45.2 billion yen (more than $350 million) on fuel-cell vehicle subsidies and hydrogen stations for the 2020 Olympics as part of a plan to reduce Japan’s reliance on nuclear power.

In Canada, Sustainable Development Technology Canada (“SDTC”) operates the SD Tech Fund which supports the late-stage development and pre-commercial demonstration of clean technology solutions. These solutions being products and processes that contribute to clean air, clean water and clean land, that address climate change and improve the productivity and the global competitiveness of the Canadian industry. SDTC does not require any repayments of the financial contributions it provides to funded projects through the SD Tech Fund.

Research and Product Development

Ballard’s research activities are primarily focused on the MEA and its subcomponents, aimed at improving the overall cost, durability, and reliability of our products. Material development for other unit cell components, such as bipolar plates, frames, seals and adhesives, is another area of research focus. Product development activities have been primarily directed at cost reduction. Progress is driven by leveraging stack component designs, materials, and manufacturing processes across multiple product platforms. In addition, warranty cost reduction is enabled through improved durability and reliability growth.

Intellectual Property

Ballard’s technical strengths lay in our proprietary MEA design, combined with our extensive stack and system integration capabilities, which enables development of complete end-user systems that meet or exceed customer specifications, across a wide range of market applications.

Our intellectual property covers multiple aspects of our technology, including: materials and components; cell, stack and systems architecture; stack/system operation and control; and manufacturing processes. Our intellectual property portfolio is not limited to our patents and patent applications; it also includes know-how and trade secrets developed over more than 30 years of research and product development.

As of February 25, 2016, Ballard owns or controls through IP: 76 United States granted patents; 92 non-United States granted patents; 9 United States published patent applications; and 26 published non-United States patent applications. Our patents will expire between April 2016 and February 2036.

Protonex’s intellectual property comprises approximately 40 United States granted patents, 23 non-US granted patents, 7 United States published patent applications and 15 published non-United States patent applications.

We hold licence rights to additional intellectual property from a number of third parties. We have a royalty-free license to approximately 750 issued patents and pending patent applications from Audi AG for bus and non-automotive applications as well as for certain limited pre-commercial purposes in automotive applications. We also have a royalty-free non-exclusive license to approximately 320 patents and patent applications from IdaTech LLC (now known as H2 PowerTech, LLC) for methanol reforming and other fuel cell-related technologies. In addition, these licences include non-exclusive, royalty-free access to all of the intellectual property rights held by NuCellSys GmbH, a Daimler subsidiary, and to all of the intellectual property rights relating to fuel cells developed by Daimler, Ford and their subsidiaries (either directly or through AFCC Automotive Fuel Cell Cooperation Corp. (“AFCC”)), including any intellectual property rights developed by them to January 31, 2013. As of February 25, 2016, of the approximately 2,000 patents and patent applications that were included in these licenses, approximately 500 of them are currently granted or pending.

Manufacturing

We currently manufacture our fuel cell products in four facilities – two in Burnaby, British Columbia, one in Tijuana, Mexico, and one in Southborough, Massachusetts. The Burnaby facilities are focused on our core fuel cell competencies, which include the production of MEAs, integration and testing of fuel cell stacks, assembly and testing of motive modules, as well as support of other products required through our engineering services contracts. We continue to make investments in our manufacturing capabilities and processes which are targeted at supporting high volume production and automated processing to support future growth. Our facility in Tijuana, Mexico, is focused on the integration of our fuel cell stacks into the ElectraGen™ product line. Protonex develops, tests, and manufactures its portable power management products in Southborough, Massachusetts.

Many of the materials and components used in the production of MEAs, fuel cell stacks, and balance of plant are proprietary in nature and have been developed in joint collaboration between Ballard and our key supply base. Strategic supply agreements have been executed with these suppliers to ensure security of supply, protection of our intellectual property, and adherence to our strict quality and reliability standards.

Safety

Our products are designed and manufactured with the safety of our employees, customers, and end-users in mind. All products are third party certified and manufactured in accordance with the standards adopted by the Canadian Standards Association. All equipment and processes that are introduced into our working environment are evaluated using a rigorous Preliminary Hazard Assessment procedure to ensure they are safe to use.

In 2015 we re-committed ourselves to developing a culture of safety. We baselined our goals with respect to days lost due to injury and lost time incidents and have set meaningful targets for 2016. In December 2015, we obtained our Occupational Safety Standard of Excellence (OSSE) certification. Obtaining this certification is a reflection of our commitment to operate in a manner that protects the health and well-being of our employees and those in the communities where we operate.

Quality

Quality is an integral part of the Ballard culture. Our processes and systems are focused on ensuring that every product that is shipped to our customers conforms to their expectations and contractual requirements while being produced in a safe and environmentally conscious manner. We adhere to our Quality Policy Statement, which reads, “Ballard is committed to being a world leader in the commercialization of cost effective fuel cells by conducting our business in a manner that meets or exceeds our customer and stakeholder requirements, manufactures the highest quality products, safeguards the health and safety of all, and, sustains our natural environment.”

Ballard maintains quality registration to ISO 9001 in all of our manufacturing facilities, and during 2013, we also successfully achieved registration to ISO 14001 for the Burnaby facilities. Conformance to these quality systems is ensured through our Integrated Management System. We also strive for continuous improvements in our manufacturing processes through such practices as Lean Manufacturing, 5-S and Six Sigma. We have trained 40 people across the organization in Lean Six Sigma practices in 2015.

Facilities

We, or our wholly-owned subsidiaries, currently have the following principal facilities: (a) a leased 116,797 ft² (10,850 m²) facility in Burnaby, British Columbia that houses our corporate headquarters and our fuel cell development, manufacturing and testing activities; (b) a leased 112,000 ft² (10,405 m² ) facility in Burnaby that houses some of our manufacturing facilities, as well as manufacturing facilities of Mercedes-Benz Canada Inc. and AFCC through subleases; (c) approximately 10,000 ft² (930 m²) of assembly space in Burnaby that is used to support motive module assembly; (d) a leased 10,596 ft² (984 m²) facility in Bend, Oregon that houses our ElectraGen™ product development group and system test lab; (e) a leased 4,100 ft² (381 m²) facility in Hobro, Denmark; (f) a leased 38,000 ft² (3,530 m²) facility in Tijuana, Mexico which we operate under a shelter agreement for the manufacturing and testing of our ElectraGen™ systems; (g) a leased 17,000 ft² (1580 m²) facility in Southborough, Massachusetts that houses all of Protonex’s operations.

As per our Quality Statement, we are committed to ensuring that each of these facilities is operated in full compliance with all applicable laws, as well as all health, safety, and regulatory standards.

Human Resources

As of December 31, 2015, we had approximately 410 employees, 300 in Canada, 80 in the United States and 30 in Denmark, representing such diverse disciplines as electrochemistry, polymer chemistry, chemical, mechanical, electronic and electrical engineering, manufacturing, marketing, sales, business development, legal, finance, human resources, information technology and business management. Our employees in Canada and the United States are not represented by any labour union. In Denmark, there are two groups of technical employees subject to collective agreements, totalling less than 15 employees. Each employee must agree to confidentiality provisions as part of the terms of his or her employment, and certain employees have also executed non-competition agreements with us.

SHARE CAPITAL AND MARKET FOR SECURITIES

Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As of February 25, 2016, our issued share capital consisted of 156,839,687 common shares. Our common shares are listed and trade on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the National Association of Securities Dealers Automated Quotation Global Market (“NASDAQ”) under the symbol “BLDP”.

The following table shows the monthly trading activity for our common shares on the TSX and NASDAQ during 2015:

	TSX		NASDAQ
	Price Range (C$)	Average Daily Volume (#)	Price Range (US$)	Average Daily Volume (#)
January	1.17 – 1.63	161,823	1.58 – 2.28	858,257
February	1.30 – 1.71	618,672	1.66 – 2.24	4,336,079
March	1.23 – 1.55	137,071	1.63 – 2.03	750,110
April	1.13 – 1.45	172,439	1.50 – 1.90	965,462
May	1.17 – 1.34	84,725	1.52 – 1.77	473,008

	TSX		NASDAQ
	Price Range (C$)	Average Daily Volume (#)	Price Range (US$)	Average Daily Volume (#)
June	1.35 – 1.72	151,341	1.74 – 2.23	1,134,210
July	2.05 – 2.44	219,677	1.56 – 2.99	1,746,500
August	2.07 – 2.20	74,710	2.53 – 2.67	429,852
September	2.02 – 2.40	94,708	2.56 – 2.95	713,204
October	2.01 – 2.37	107,071	2.54 – 2.97	665,038
November	1.61 – 2.92	181,503	2.03 – 3.64	748,526
December	1.46 – 1.98	122,349	1.77 – 2.15	841,860

The holders of our common shares are entitled to one vote for each share held on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of preferred shares, are entitled to receive such dividends as may be declared by our Board out of funds legally available therefore and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Our preferred shares are issuable in series and our Board is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. Currently there are no preferred shares outstanding.

DIVIDEND RECORD AND POLICY

To date, we have not paid any dividends on our shares and, because it is anticipated that all available cash will be needed to implement our business plans, we have no plans to pay dividends in the immediate future.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTIONS ON TRANSFER

The following tables sets out the number of common shares in escrow and the percentage that number represents of the outstanding securities of that class.

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class
Common	3,962,781	2.527%

In connection with Merger Agreement, 640,302 our common shares were deposited in escrow with U.S. Bank National Association, a national banking association, through its nominee Embassy & Co. Subject to (a) claims by us as permitted by the Merger Agreement and (b) the agreement of the parties to the Merger Agreement, the common shares held in escrow will be released at the close of business of the escrow agent on October 1, 2016.

In connection with the Nisshinbo private place, pursuant to which 3,322,479 of our common shares were issued, Nisshinbo may not transfer the acquired shares until after March 10, 2016.

DIRECTORS AND OFFICERS

Board of Directors

The following chart provides the following information as of February 25, 2016: the name and province or state of residence of each of our directors; each director’s respective positions and offices held with Ballard, their principal occupation during the past five years; the period of time each has served as a director; and the number of shares and deferred share units (the “DSUs”) beneficially owned or controlled by each of them.

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned or
and Country of			Owned or	Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
Ian A. Bourne Alberta, Canada	Corporate Director and Chair of the Board of Ballard since May 2006. Formerly Executive Vice President and Chief Financial Officer of TransAlta Corporation (electricity generation and marketing) from January 1998 to December 2006, and from January 1998 to December 2005, respectively.	2003	26,824/0.017%	234,937/25.60%

Douglas P. Hayhurst British Columbia, Canada	Corporate Director of Ballard. Formerly an executive with IBM Canada Business Consulting Services (consulting services) and a Partner with PricewaterhouseCoopers Management Consultants (consulting services).	2012	5,000/0.003%	116,911/12.74%

Edwin J. Kilroy Ontario, Canada	Chief Executive Officer of MedAvail Technologies Inc. since November 2012. Formerly Chief Executive Officer of Symcor Inc. (business process outsourcing services) from January 2005 to November 2010.	2002	2,752/0.002%	155,150/16.91%

R. Randall MacEwen British Columbia, Canada	President and Chief Executive Officer of Ballard since October 2014.	2014	30,312/0.019%	0/0%

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned or
and Country of			Owned or	Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
Marty T. Neese California, USA	Chief Operating Officer of SunPower Corporation (solar power equipment and services) since June 2008. From October 2007 to June 2008, Mr. Neese served as an Executive Vice President, Worldwide Operations of Flextronics International Ltd. (electronics manufacturing services). From September 2004 to October 2007, he served in a variety of senior management positions at Flextronics Corporation.	2015	0/0%	0/0%

James Roche Ontario, Canada	Founding member and executive at Newbridge Networks Corporation. President and currently the CEO of Stratford Managers Corporation.” to “President and CEO of Stratford Managers Corporation (management consulting services). Formerly President and CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995-2006 and Founding member and executive at Newbridge Networks Corporation (communications equipment manufacturer) from 1986-1995.	2015	0/0%	12,115/1.32%

Carol M. Stephenson British Columbia, Canada	Corporate Director of Ballard. Formerly Dean of the Richard Ivey School of Business at the University of Western Ontario, a position she had held since 2003. Previously, served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003.	2012	3,550/0.002%	126,536/13.79%

Name,	Principal Occupation(1)	Director	Shares	Deferred Share
Province/State		Since	Beneficially	Units Owned or
and Country of			Owned or	Controlled(2)
Residence(1)			Controlled or	(#/% of Class)
			Directed(1) (#/%
			of Class)
David B. Sutcliffe British Columbia, Canada	Corporate Director of Ballard. Chief Executive Officer of Sierra Wireless, Inc. (electrical and electronic industrial products) from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc.	2005	3,600/0.002%	127,447/13.89%

Ian Sutcliffe Ontario, Canada	Corporate Director of Ballard. Partner at Sutcliffe & Associates Management Consultants (management consulting services) since June 1985. Formerly CEO, Chairman and independent director of BluePoint Data (IT services) from September 2001 to June 2011 and Vice Chair and CEO of BCS Global (video conferencing services) from January 2003 to March 2004.	2013	10,000/0.006%	41,546/4.53%

Notes
(1)	The information as to place of residence, principal occupation, business or employment of, and shares beneficially owned, or controlled or directed, directly or indirectly, by a director is not within the knowledge of our management and has been furnished by the director.

(2)	Rounded to the nearest whole number.

Directors are elected yearly at our annual shareholders’ meeting and serve on the Board until the following annual shareholders’ meeting, at which time, they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Senior Officers

As of February 25, 2016, we had five senior officers. The name and province or state of residence of each senior officer, the offices held by each officer and each officer’s principal occupation during the last five years are as follows:

Name and Province/State of Residence	Position	Principal Occupation
R. Randall MacEwen British Columbia, Canada	President and Chief Executive Officer	Executive of Ballard. Formerly CEO of Sparq Systems Inc. (2013 to 2014) and Founder and Managing Director at NextCleanTech LLC (2010-2014).

Tony Guglielmin British Columbia, Canada	Vice President and Chief Financial Officer	Executive of Ballard. Formerly SVP Finance and Chief Financial Officer of Canada Line Rapid Transit Inc. (2005 to 2009).

David Whyte British Columbia, Canada	Vice President, Operations	Senior officer of Ballard. Formerly Director, Operations of Ballard.

Kevin Colbow British Columbia, Canada	Vice President, Technology & Product Development	Senior officer of Ballard. Formerly Vice President, Technology Solutions of Ballard.

Karim Kassam British Columbia, Canada	Vice President, Commercial	Senior officer of Ballard. Formerly Vice President, Business and Corporate Development of Ballard.

Shareholdings of Directors and Senior Officers

As of February 25, 2016, our directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 502,375 of our common shares, being 0.32% of our issued and outstanding common shares, and 917,625 DSUs.

AUDIT COMMITTEE MATTERS

Audit Committee Mandate

The Audit Committee operates under a mandate that is approved by the Board and which outlines the responsibilities of the Audit Committee. A copy of the Audit Committee’s mandate is attached as Appendix “A” and posted on our website. This mandate is reviewed annually and the Audit Committee’s performance is assessed.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Ian A. Bourne (ex officio)	Yes	Yes

Mr. Bourne was TransAlta Corporation’s Executive Vice President from January 1998 to December 2006. From January 1998 to December 2005, Mr. Bourne was the Chief Financial Officer of TransAlta and was responsible for all financial policy, planning and reporting, as well as tax, treasury and risk management planning and implementation. Mr. Bourne has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Douglas P. Hayhurst	Yes	Yes

Mr. Hayhurst was an executive with IBM Canada Business Consulting Services and a Partner with PricewaterhouseCoopers Management Consultants. Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Edwin J. Kilroy (Chair)	Yes	Yes

Mr. Kilroy has been the Chief Executive Officer of MedAvail Technologies Inc. since November 2012. Previously, he was the Chief Executive Officer of Symcor Inc. from January 2005 to November 2010. Prior to that, Mr. Kilroy was the Chief Executive Officer of IBM Canada Ltd. from April 2001 to January 2005.

Marty T. Neese	Yes	Yes

Chief Operating Officer of SunPower Corporation since June 2008. From October 2007 to June 2008, Mr. Neese served as an Executive Vice President, Worldwide Operations of Flextronics International Ltd. From September 2004 to October 2007, he served in a variety of senior management positions at Flextronics Corporation.

James Roche	Yes	Yes

Mr. Roche is currently President and CEO of Stratford Managers Corporation, and was a founding member and executive at Newbridge Networks Corporation. He subsequently co-founded Tundra Semiconductor Corporation, and was President and CEO of the publicly-traded company before it was acquired by IDT in 2006. Mr. Roche has also served as President and CEO of CMC Microsystems and CANARIE Inc.

Carol M. Stephenson	Yes	Yes

Ms. Stephenson’s principal occupation is corporate director. Previously, she was the Dean of the Richard Ivey School of Business at the University of Western Ontario from 2003 until 2013. Prior to that, she served as President and Chief Executive Officer of Lucent Technologies Canada from 1999 to 2003. Ms. Stephenson was invested as an Officer into the Order of Canada in 2010.

David B. Sutcliffe	Yes	Yes

Mr. Sutcliffe was the Chief Executive Officer of Sierra Wireless, Inc. from May 1995 to October 2005. From May 2001 to April 2005, he was also the Chair of the Board of Sierra Wireless, Inc. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.

Name	Independent?	Financially Literate?	Relevant Education and Experience
Ian Sutcliffe	Yes	Yes

Mr. Sutcliffe has been a partner at Sutcliffe & Associates Management Consultants since June 1985. Previously, he was CEO, Chairman and independent director of BluePoint Data from September 2001 to June 2011 and Vice Chair and CEO of BCS Global from January 2003 to March 2004. Mr. Sutcliffe was President of Mediconsult.com from June 1995 to June 1999 and President and CEO from 1999 to 2001. Prior to that, he was with Coopers & Lybrand in Vancouver and London, England from June 1979 to June 1985.

The Audit Committee is responsible for recommending the appointment of our external auditors (for shareholder approval at our annual general meeting), monitoring the external auditors’ qualifications and independence, and determining the appropriate level of remuneration for the external auditors. The external auditors report directly to the Audit Committee. The Audit Committee also approves in advance, on a case-by-case basis, any services to be provided by the external auditors that are not related to the audit. The following table shows the costs incurred with KPMG LLP in 2015 and 2014 for audit and non-audit related work, all of which were approved by the Audit Committee:

Type of Audit Fees	2015	2014
	(C$)	(C$)
Audit Fees	$534,000	$438,362
Audit-Related Fees	$7,500	$7,350
Tax Fees	Nil	$3,467
All Other Fees	Nil	Nil

Audit Fees

Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements, quarterly reviews and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.

Tax Fees

The Tax Fees for 2014 related to tax advisory and transfer pricing services.

All Other Fees

There were no fees paid to KPMG LLP that would be considered “Other Fees” in 2015 or 2014. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

LEGAL PROCEEDINGS

We are not involved in any material legal proceedings, nor are any such proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.

INTERESTS OF EXPERTS

KPMG LLP, our independent auditors, has audited our consolidated financial statements for the years ended December 31, 2015 and 2014. As at the date hereof, KPMG LLP has confirmed that they are independent with respect to the company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the Public Company Accounting Oversight Board (United States).

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year that has materially affected or would materially affect us or any of our subsidiaries.

MATERIAL CONTRACTS

Particulars of every contract that is material to Ballard, other than a contract entered into in the ordinary course of business that is not required to be disclosed under the CSA’s National Instrument 51-102 – Continuous Disclosure Obligations, and that was entered into within the most recently completed financial year, or before the most recently completed financial year but is still in effect, are listed below.

Protonex Acquisition

On June 29, 2015, Ballard entered into an agreement and plan of merger with BPC Subco Inc. (“MergerCo”), a wholly-owned subsidiary of Ballard, and Protonex (the “Merger Agreement”) under which MergerCo merged with Protonex. Pursuant to the Merger Agreement Ballard Power Corporation, a wholly-owned subsidiary of Ballard, became the sole stockholder of the post-merger corporation, also named Protonex Technology Corporation.

As consideration for the merger Ballard assumed and paid certain of Protonex’s debt obligations and transaction costs at closing, which occurred October 1, 2015, being approximately $3.8 million, and paid the balance of the consideration through the issuance of approximately 11.4 million Ballard shares.

Audi IP Asset Transfer

On February 11, 2015, we entered into an agreement with Audi AG (the “IP Transfer and License Agreement”) under which we agreed to transfer to Audi certain of the transportation-related fuel cell intellectual property assets we previously acquired from United Technologies Corporation. These assets consist of approximately 900 patents and patent applications as well as know-how primarily related to PEM fuel cell technology.

As consideration for the patents and patent applications, Ballard received $40 million from Audi, of which $10 million was paid to UTC as a royalty under the terms of our prior acquisition from UTC. As consideration for the know-how, Ballard will receive $10 million from Audi on transfer thereof, which is expected to occur in the first quarter of 2016, of which $900,000 will be paid to UTC.

In addition, we retain the sole right to use the patents, patent applications and know-how transferred to Audi for all non-automotive purposes, as well as a non-exclusive right for use in buses, and a non-exclusive right for use in certain limited pre-commercial automotive purposes, all on a royalty-free basis. We also retain the right to provide technology solutions services to other automotive OEMs.

In connection with the transaction, Volkswagen AG extended its existing technology development agreement with us as described below.

Ballard filed the IP Transfer and License Agreement on SEDAR on February 20, 2015 in conjunction with the filing of a Material Change Report in respect of the transaction.

UTC IP Acquisition

On April 24, 2014, we acquired the transportation- and stationary-related fuel cell intellectual property assets of UTC. These assets consist of approximately 800 patents and patent applications as well as patent licenses, invention disclosures and know-how primarily related to proton exchange membrane fuel cell technology.

As consideration for the patents and patent applications, as well as patent licenses, invention disclosures and know-how, UTC received 5,121,507 million common shares of Ballard, $2 million in cash, a grant back license to use the patent portfolio in UTC’s existing businesses and a royalty on Ballard’s future intellectual property licensing income generated from the combined intellectual property portfolio.

In connection with the transaction, Ballard and UTC formed a strategic alliance led by a joint Advisory Council that will focus on licensing and other commercial market opportunities arising from the combination of the acquired UTC portfolio and Ballard’s extensive intellectual property.

Ballard filed the agreement on SEDAR on April 24, 2014 in conjunction with the filing of a Material Change Report in respect of the transaction.

Technology Development Agreement with Volkswagen AG

On March 6, 2013, we entered into an agreement with Volkswagen AG (the “Technology Development Agreement”) under which we will provide Volkswagen with engineering services to advance development of fuel cells for use in powering demonstration cars in Volkswagen’s fuel cell automotive research program. The original contract term was for 4 years, with an option for a 2-year extension. The original expected contract value was in the range of C$60-100 million.

Work involves the design and manufacture of a next-generation fuel cell for use in Volkswagen HyMotion demonstration cars. Ballard engineers are supporting critical areas of fuel cell product design – including the MEA, plate and stack components – along with testing and integration work. Volkswagen will own all intellectual property generated during the program while Ballard retains a royalty-free license to use it for all non-vehicular applications.

Ballard filed the Technology Development Agreement on SEDAR on March 15, 2013 as an attachment to the Material Change Report in respect of the transaction.

On February 11, 2015, we entered into an agreement with Volkswagen (the “TDA Amending Agreement”) under which Volkswagen extended the Technology Development Agreement for 2 years to February 2019 for anticipated revenues of approximately C$30-50 million and also extended the notice period for Volkswagen’s right to terminate the Technology Development Agreement for convenience from 1 year to 2 years. These extensions do not affect Volkswagen’s continuing right to extend the term of the Technology Development Agreement for a further 2-year period. Ballard and Volkswagen have also confirmed Ballard’s position as a potential supplier of PEM fuel cell products to the Volkswagen Group.

Ballard filed the TDA Amending Agreement on SEDAR on February 20, 2015 in conjunction with the filing of a Material Change Report in respect of the transaction.

RISK FACTORS

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and the other information contained in, and incorporated into, this Annual Information Form, including “Management’s Discussion and Analysis” and our financial statements for the year ended December 31, 2015. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as ICEs and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have limited experience manufacturing fuel cell products on a commercial basis. We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfill customer orders in the near-term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Warranty claims could negatively impact our gross margins and financial performance.

There is a risk that our warranty accrual estimates are not sufficient and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate changes to our products or manufacturing processes and/or a product recall, all of which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales. While we attempt to mitigate against these risks through product development, quality assurance and customer support and service processes, there can be no assurance that these processes are adequate. Even in the absence of any warranty claims, a product deficiency such as a design or manufacturing defect could be identified, necessitating a product recall or other corrective measures, which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercial products, including but not limited to the ElectraGen™ systems, from which to make our warranty accrual estimates.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Global macro-economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions, including volatility in China, may adversely affect the development of sales of our products, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

In our Heavy-Duty Motive market, we depend on Chinese customers for a majority of our revenues. Global macro-economic conditions, including significant and recent volatility in China’s capital markets, may adversely impact our Chinese customer’s access to capital and program plans which could adversely impact our business.

We sell most of our products in the Heavy-Duty Motive market to a small number of Chinese customers, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Any significant economic slowdown in China could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by these customers. Any fluctuations in demand from these customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers in other geographic markets, our business in the Heavy-Duty Motive market will continue to be impacted by unanticipated demand fluctuations due to our dependence on these customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a small number of customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customers’ deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a few customers’ forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations, or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customer declared bankruptcy or delayed payment of their receivables; and (v) changes in government support for clean energy vehicles could have adversely affect the end-user cost of vehicles incorporating our heavy-duty motive products.

In our Technology Solutions market, we depend on a single customer for the majority of our revenues.

We provide most of our services in the Technology Solutions market to a single customer, Volkswagen AG, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Our future success in this market is dependent upon the continued demand by this customer and expansion of our customer base. Any decline in or loss of demand from this customer or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations or file for bankruptcy.

In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.

We sell most of our products in the Material Handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Plug Power is currently developing its own fuel cell stacks to integrate into their material handling products. If Plug Power is successful at developing and commercializing its own fuel cell stacks, then these fuel cell stacks may compete directly with our fuel cell stacks. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by this customer. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a single customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations, or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if our major customer declared bankruptcy or delayed payment of their receivables; and (v) reductions in a single customer’s demand as a result of their own strategic action to dual source their supply of fuel cell stacks.

We may not be able to successfully conclude and realize any benefits or value from our ongoing review of strategic alternatives for our Telecom Backup Power business.

We may not be able to successfully conclude and realize any benefits or value from our ongoing review of strategic alternatives for our Telecom Backup Power business. If a strategic alternative is chosen, the ability to successfully conclude that plan will be in part dependent on management’s ability to identify potential acquirers or joint venturers for our telecom backup power business.

Acceptable potential acquirers or joint venturers might not be available. Divestitures involve a number of risks, including: (i) liabilities of the telecom backup power business that, as owner of the telecom backup power business, we may remain legally and financially responsible for; (ii) the additional expenses associated with completing a divestiture; and (iii) the potential disruption of our other businesses and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

In our Portable Power market, defense spending volatility could have an adverse impact on our business.

Defense spending in the U.S. has been volatile but with potential upsides in the areas of innovation, modernization and increased efficiency. Budget volatility could have negative consequences for Protonex, both with respect to timing and volume of development programs with defense partners and with respect to product orders.

In our Portable Power market, defense acquisition process changes could have an adverse impact on our business.

The U.S. Department of Defense at times modifies its procurement processes, cycles, and regulations. Protonex has been successful in understanding the very complex world of government procurement, but there can be no assurance that the government will not change its processes, regulations, and policies in a manner that will adversely affect Protonex’s ability to sell products and services to the Department of Defense, which in turn would harm Protonex’s business operations.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices. As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

We could be adversely affected by risks associated with acquisitions.

We may in future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-today operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

The post-acquisition risk factors highlighted under the heading “Risk Factors” in the prospectus supplement dated July 1, 2015 to the Short Form Base Shelf Prospectus dated May 21, 2014 continue to apply to the integration of Protonex.

We are subject to risks inherent in international operations.

Our success depends in part on our ability to secure international customers. We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets. We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures in excess of any corresponding increase in revenues and gross margins. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum and palladium, affect our costs. Platinum and palladium are key components of our fuel cell products. Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities. While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We sell most of our products in the Heavy Duty Motive market in China and to relatively small System Integrator customers with limited experience developing fuel cell system products on a commercial basis. We do not know whether these customers will be able to successfully develop, manufacture or market products to their customers. In addition, our dependence on such customers in this market increases the risks of difficulties in integration, design, manufacturing or marketing of their products; and that current or future macro-economic conditions in China could negatively affect them and cause them to significantly reduce operations, or file for bankruptcy.

We are dependent on third party suppliers for the supply of key materials and components for our products and services.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products. Environmental laws and regulations in the United States and other countries have driven interest in fuel cells. We cannot guarantee that these laws and policies including subsidies or incentives associated with the adoption of clean energy products, will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

Government budgetary constraints could reduce the demand for our products by restricting the funding available to public transportation agencies and militaries. We cannot guarantee that current government direct and indirect financial support for our products will continue.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2011 and 2027. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in electrical products, and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

ADDITIONAL INFORMATION

Additional information regarding Ballard may be found on SEDAR at www.sedar.com. In particular, additional information regarding directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under security compensation plans is contained in our information circular for our most recent annual meeting of securityholders that involved the election of directors. Additional financial information is provided in our financial statements and Management’s Discussion and Analysis for the most recently completed financial year.

Copies of this Annual Information Form and the documents incorporated by reference herein, our comparative financial statements (including the auditors’ report) for the year ended December 31, 2015, each interim financial statement issued after December 31, 2015, our management proxy circular and our Annual Report may be obtained upon request from our Corporate Secretary, 9000 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8, or on our website at www.ballard.com.

APPENDIX “A” AUDIT COMMITTEE MANDATE

Purpose

The purpose of the Audit Committee (the “Committee”) is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and the public, the systems of corporate controls which management and the board of directors have established, and overseeing the audit process. The Committee also is mandated to review and approve all related party transactions, as further described below under “Duties and Responsibilities”, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a board member.

More specifically the purpose of the Committee is to satisfy itself that:

A)	the Corporation’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend approval of the annual financial statements to the board;

B)	the financial information contained in the Corporation’s quarterly financial statements, Annual Report to Shareholders and other financial publications such as Management’s Discussion and Analysis, the Annual Information Form, Management Proxy Circular and information contained in any prospectus is complete and accurate in all material respects and to recommend to the board approval of these materials other than the quarterly financial statements for which approval authority has been delegated to the Committee hereunder;

C)	the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks;

D)	the external audit function has been effectively carried out and that any matter which the external auditors wish to bring to the attention of the Committee or board of directors has been addressed. The Committee is also responsible for recommending the appointment (for approval by the shareholders at the Corporation’s annual meeting of shareholders) of, and overseeing the external auditors, monitoring the external auditors’ qualifications and independence, pre-approving all substantive audit services and non-audit services performed by the external auditors, and determining the appropriate level of remuneration for the external auditors. The external auditors will report directly to the Audit Committee;

E)	management has established and is maintaining processes to assure compliance by the Corporation with all applicable laws, regulations and corporate policies;

F)	the internal audit function is being effectively carried out, that the Committee is meeting with the internal auditor (or persons responsible for the function) as necessary, and that any matter which the internal auditor wishes to bring to the attention of the Committee or board of directors has been addressed;

G)	the related party transactions being reviewed by the Committee are in the best interests of the Corporation; and

H)	it has engaged any necessary independent counsel or other advisors in fulfilling its duties and responsibilities, as set forth in this Mandate.

Composition and Eligibility

A)	Following each annual meeting of shareholders of the Corporation, the board will appoint from its members not less than three directors to serve on the Committee. Each member of the Committee must meet the independence and expertise requirements for audit committees imposed by any listing standards of NASDAQ or requirements of the Canadian securities regulatory authorities under National Instrument 52-110, any applicable statutes, or applicable rules or regulations of the U.S. Securities Exchange Commission. Directors who have served as the CEO of the Corporation at any time, or as the CFO within the past three years, are ineligible for appointment to the Committee.

B)	Any member may be removed or replaced at any time by the board and will cease to be a member upon ceasing to be a director of the Corporation. Each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced whichever occurs first.

C)	All members of the Committee must have working familiarity with basic finance and accounting practices, and be able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement at the time of their appointment.

D)	At least one member of the Committee must be an audit committee “financial expert” as defined by the applicable rules set out by the U.S. Securities and Exchange Commission (the “SEC”) or any other regulatory authority. The financial expert must have all of the following five attributes:

(i) an understanding of Generally Accepted Accounting Principles (“GAAP”) or the generally accepted accounting principles used by the issuer in preparing its primary financial statements filed with the SEC;

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more person engaged in such activities;

(iv)	an understanding of internal controls and procedures for financial reporting; and

(v)	an understanding of audit committee functions.

The financial expert must have acquired the requisite attributes through any one or more of the following methods:

(i)	education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience, based on the determination by the board of directors as to the specific experience, which satisfies this requirement.

E)	Any member of the Committee who serves on more than three public company audit committees must inform the Chair of the Board, so that the board may consider and discuss with such member any issues related to his or her effectiveness and time commitment.

Meetings

A)	The Committee will meet at least quarterly. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the Corporation’s other financial disclosures and related party transactions. The Chair, CEO, CFO, Controller, internal and external auditors or any member of the Committee may request additional meetings.

B)	The Committee will appoint its own Secretary, who need not be a director. The Secretary in conjunction with the Chair of the Committee will draw up an agenda, which will be circulated, in advance to the members of the Committee with the materials for the meeting. The Secretary will be responsible for taking and keeping the Committee’s meeting minutes.

C)	Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.

D)	If all members consent, and proper notice has been given or waived, a member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

E)	All directors who are not Committee members will be given notice of every meeting of the Committee and will be allowed to attend as observers, unless deemed inappropriate by the Committee in cases where a potential conflict of interest may exist, such as discussions concerning related party transactions.

F)	The CEO, CFO, Controller and internal auditor shall have direct access to the Committee and shall receive notice of and attend all meetings of the Committee, except the in-camera sessions.

G)	The external auditors will be given notice of, and have the right to appear before and to be heard at, every meeting of the Committee and will appear before the Committee when requested to do so by the Committee.

H)	The Committee is authorized to request the presence, at any meeting, of senior management, legal counsel or anyone else who could contribute substantively to the subject of the meeting.

I)	The Committee members will receive minutes of all meetings of the Corporation’s internal Disclosure Committee.

J)	A majority of Committee members constitute a quorum.

K)	All decisions made by the Committee may be made at a Committee meeting or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

L)	The minutes of all meetings of the Committee will be provided to the board of directors. The Chair of the Committee will provide an oral report on the Committee’s activities to the board of directors at the next regularly scheduled meeting of the board following each Committee meeting.

M)	Supporting schedules and information reviewed by the Committee will be available for examination by any director upon request to the Secretary of the Committee.

N)	The Committee may form and delegate authority to subcommittees. In particular, the Committee may delegate to one or more of its members the authority to pre-approve audit or permissible non-audit services, provided that the decisions of any member(s) to whom pre-approval authority is delegated will be presented to the Committee at the next Committee meeting.

Duties and Responsibilities

A)	Investigations

The Committee is empowered to investigate any activity of the Corporation and all employees are to co-operate as requested by the Committee. The Committee may retain outside advisors having special expertise to assist it in fulfilling its responsibilities, and determine the appropriate level of remuneration for such outside advisors.

B)	Financial Reporting Control Systems

The Committee will:

	(i)	review with management any significant changes in financial risks facing the Corporation;

	(ii)	review with management procedures followed with respect to disclosure controls and procedures;

	(iii)	review the management letter from the external auditors and the Corporation’s responses to suggestions made;

	(iv)	annually review specific matters affecting financial reporting, including but not limited to, the Corporation’s insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions;

	(v)	review the appointment of the financial senior executives of the Corporation, prior to recommendation by the Corporate Governance & Compensation Committee (“CGCC”) to the board;

(vi)	establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(vii)	discuss and consider policies with respect to risk assessment and risk management, including:

	a)	review and periodic approval of management’s risk philosophy and risk management policies;

	b)	review with management, at least annually, of reports demonstrating compliance with risk management policies; and

	c)	discussing with management, at least annually, the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such expenses including the Corporation’s risk assessment and risk management policies.

(viii)	meet separately and periodically, no less than annually, with management, with internal auditors (or the persons responsible for the internal audit function) and with external auditors.

C)	Interim Financial Statements

The Committee will, prior to their release, review and approve the interim (quarterly) financial statements and Management’s Discussion and Analysis with the Corporation’s officers and external auditors. This will include significant transactions, which have occurred in the quarter.

D)	Annual Financial Statements and Other Financial Information

The Committee will:

(i) review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements;

(ii) obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration;

(iii) obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers;

	(iv)	review a summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments;

	(v)	review and approve the annual financial statements, Management’s Discussion and Analysis and the auditors’ report thereon, and discuss them in detail with the Corporation’s officers and the external auditors;

	(vi)	review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents;

	(vii)	before the release of each quarterly report and the annual financial statements, discuss with the external auditors all matters required by SAS 61 (including the auditors’ responsibility under GAAP, the selection of and changes in significant accounting policies or their application, management judgments and accounting estimates, significant audit adjustments, the external auditors’ responsibility for information other than financial statements, disagreements with management, consultation with other accountants, and difficulties encountered in performing the audit) and CICA Handbook section 5751 (which governs the communications between the external auditors and the Committee); and

	(viii)	provide the board of directors with a recommendation for approval of the annual financial statements; and

	(ix)	discuss earnings press releases and earnings guidance, as well as the release of significant new financial information.

E)	Relationship with External Auditors

The Committee will:

	(i)	recommend the appointment of the external auditors (for approval by the shareholders at the Corporation’s annual meeting of shareholders); if there is a plan to change auditors, review all issues related to the change and the steps planned for an orderly transition. The external auditors will report directly to the Committee. The Committee will not recommend the appointment of an external auditor who has previously employed the Corporation’s CEO, CFO, Controller or chief accounting officer and where such person participated in any capacity in the audit of the Corporation within the past year;

(ii)	annually review and approve the terms of engagement and determine the remuneration of the external auditors;

(iii)	review the quarterly and annual representation letters given by management to the external auditors;

(iv)	monitor the external auditors’ qualifications and independence through the activities listed in section (G) below, “Independence of External Auditors”;

(v)	review the audit plan with the external auditors and approve all substantive audit services in advance;

(vi)	approve in advance any services to be provided by the external auditors which are not related to the audit, including the fees and terms of engagement relating to such non-audit services for the Corporation and its subsidiaries. Specifically, the Committee must not allow the external auditors to provide the following services:

	a)	bookkeeping services;

	b)	financial information systems design and implementation;

	c)	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

	d)	actuarial services;

	e)	internal audit services which relate to the Corporation’s internal accounting controls, financial systems or financial statements;

	f)	investment banking, broker, dealer or investment advisor services;

	g)	management and human resources services;

	h)	legal services and expert services unrelated to the audit (however the external auditors may provide tax services); and

	i)	any other services that the Public Company Accounting Oversight Board or the Canadian Public Accountability Board determines by regulation, or the Corporation’s board of directors determines, to be impermissible.

(vii)	review quarterly all fees paid to external auditors;

(viii)	review performance against audit proposal plan;

	(ix)	discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters;

	(x)	receive from the external auditors a report with respect to:

		a)	all critical accounting policies and practices;

		b)	all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;

		c)	any other material written communications between the external auditors and management;

		d)	the internal quality-control procedures of the external auditors;

		e)	any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors’ firm, and any steps taken to deal with any such issues; and

		f)	all relationships between the external auditors and the Corporation as detailed in §(i) under Section (G) below “Independence of External Auditors”;

	(xi)	resolve all disagreements between management and the external auditors regarding financial reporting; and

	(xii)	ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

F)	Treasury

The Committee will:

	(i)	review and approve the Treasury Policy;

	(ii)	review the quarterly Treasury Report;

	(iii)	review and approve the Foreign Exchange Policy; and

	(iv)	review and approve any commodities hedging policy.

G)	Independence of External Auditors

The Committee will oversee the independence of the Corporation’s external auditors by:

	(i)	receiving from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISBS No. 1 and CICA Handbook Section 5751;

	(ii)	reviewing and actively discussing with the board of directors, if necessary, and the external auditors, on a periodic basis, any relationships or services between the external auditors and the Corporation or any other relationships or services that may impact the objectivity and independence of the external auditors;

	(iii)	recommending, if necessary, that the board of directors take action to satisfy itself, of the external auditors’ independence; and

	(iv)	ensuring that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit.

H)	Internal Audit and Controls

	(i)	The Committee will ensure that the Corporation has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements and to manage financial and asset related risks.

	(ii)	The Committee will review quarterly the internal auditors’ report on the adequacy of the Corporation’s internal controls, policies and procedures.

	(iii)	The Committee will annually review and approve the internal audit plan.

	(iv)	The Committee will regularly review progress against the approved internal audit plan, and adjust the plan to deal with emerging issues as required.

	(v)	The Committee will annually approve the appointment of the internal auditor (or persons responsible for the function).

	(vi)	The Committee will direct, review, monitor, oversee and provide guidance to the internal audit function and review the performance of the internal auditor at least annually.

I)	Related Party Transactions

The Committee will review and approve all related party transactions, other than those related party transactions in respect of which the board has delegated review to a special committee of independent directors or those related party transactions which are previously approved under the mandate of the CGCC, including, but not limited to, executive employment agreements and compensation matters. A related party transaction is defined as a transaction in which the Corporation or any of its subsidiaries is to be a party, which involves an amount exceeding $60,000 and in which any of the following persons have a direct or indirect material interest:

	(i)	a director or executive officer of the Corporation;

	(ii)	any nominee for election as a director of the Corporation;

	(iii)	any security holder of the Corporation known by the Corporation to own (of record or beneficially) more than 5% of any class of the Corporation’s voting securities; and

	(iv)	any member of the immediate family of any of the foregoing persons.

In carrying out its responsibilities in reviewing and approving related party transactions, the Committee will:

	(i)	receive details of all related party transactions proposed by the Corporation, other than those related party transactions which the board has delegated review of to a special committee of independent directors;

	(ii)	discuss such related party transactions with the representatives of the relevant parties (the “Representatives”) and with the Corporation’s executive officers;

	(iii)	review the terms and conditions of each related party transaction;

	(iv)	with respect to the holders of common shares, consider the effect of the related party transaction on, and the fairness of the related party transaction to, such shareholders;

	(v)	recommend any revisions to the structure of the related party transaction that the Committee considers to be necessary or advisable;

	(vi)	if a valuation or fairness opinion is required by any applicable statutes or regulations, supervise the preparation of such valuation or fairness opinion;

	(vii)	if approval of the board of directors is necessary, provide a recommendation to the board of directors with respect to the related party transaction; and

	(viii)	review a summary of completed related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the committee.

As part of its review of all related party transactions, the Committee will review all modifications to existing loans and advances to the Corporation’s executive officers or directors.

J)	Other

The Committee will:

	(i)	perform an annual review of management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy;

	(ii)	perform an annual review of the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy, with any recommended changes being forwarded to the board for approval;

	(iii)	perform an annual review of the succession plans for the Corporation’s CFO and Controller;

	(iv)	perform an annual review of this Committee mandate, with any recommended changes being forwarded to the CGCC and ultimately the board for approval; and

	(v)	annually review the audit of the expense reports of the Chair of the Board of Directors and the CEO.

K)	Performance Evaluation

The Committee will perform an annual evaluation of its performance, having regard to the issues reviewed during the year.

AUDIT COMMITTEE TIMETABLE

The timetable below generally outlines the Committee’s anticipated schedule of activities during the year.

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
A)	Financial Reporting Control Systems
(i)	Review with management any significant changes in financial risks facing the Corporation.		✓		✓			✓			✓
(ii)	Review with management procedures followed with respect to disclosure controls and procedures.		✓		✓			✓			✓
(iii)	Review the management letter from the external auditor and corporation’s responses to suggestions made.				✓
(iv)	Annually review the Committee mandate.		✓
(v)	Review specific matters as required affecting financial reporting such as insurance coverage, the status of the Corporation’s tax loss carry-forwards, pension and health care liabilities, and off balance sheet transactions.										✓
(vi)	Review the appointment of the financial senior executives of the Corporation.		✓		✓			✓			✓
(vii)	Establish and maintain a set of procedures for the receipt, retention and treatment of complaints received by the Corporation concerning accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and review submissions as received.		✓		✓			✓			✓
(viii)	Discuss and consider policies with respect to risk assessment and risk management.												✓
(ix)	Meet separately and periodically, no less than annually, with management, with internal auditors (or persons responsible for the internal audit function) and with independent auditors.		✓		✓			✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
B)	Interim Financial Statements
(i)	Review and approval of interim financial statements and MD&A.				✓			✓			✓
C)	Annual Financial Statements and Other Financial Information
(i)	Review any changes in accounting policies or financial reporting requirements that may affect the current year’s financial statements.		✓		✓			✓			✓
(ii)	Obtain summaries of significant transactions, and other complex matters whose treatment in the annual financial statements merits advance consideration.		✓		✓			✓			✓
(iii)	Obtain draft annual financial statements in advance of the Committee meeting and assess, on a preliminary basis, the reasonableness of the financial statements in light of the analyses provided by the Corporation’s officers.		✓
(iv)	Review summary provided by the Corporation’s legal counsel of the status of any material pending or threatened litigation, claims and assessments.		✓		✓			✓			✓
(v)	Discuss the annual financial statements, MD&A and the auditors’ report thereon in detail with the Corporation’s officers and the external auditors.		✓
(vi)	Review and recommend to the board of directors approval of all financial disclosure contained in prospectuses, annual information forms, management proxy circulars and other similar documents.		✓
(vii)	Before the release of each quarterly report and annual financial statements, discuss with the external auditors all matters required by SAS 61 and Handbook section 5751.		✓		✓			✓			✓
(viii)	Provide the board with a recommendation for approval of the annual financial statements.		✓
(ix)	Discuss earnings press releases and earnings guidance as well as the release of significant new financial information.		✓		✓			✓			✓
D)	Relationship with External Auditors
(i)	Annually appoint (subject to shareholder approval) external auditor.		✓
(ii)	Annually review and approve terms of engagement and determine remuneration of external auditor.										✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(iii)	Review representation letters given by management to external auditor.		✓		✓					✓	✓
(iv)	Monitor the external auditor’s qualifications and independence through the activities listed in Section F.		✓
(v)	Review the audit plan with the external auditors and approve all substantive audit services in advance.										✓
(vi)	Approve permissible non-audit services in advance.		✓		✓					✓
(vii)	Review all fees paid to external auditors.		✓		✓					✓	✓
(viii)	Review performance against audit proposal plan.		✓
(ix)	Discuss in private with the external auditors matters affecting the conduct of their audit and other corporate matters.		✓		✓					✓	✓
(x)	Receive a report from the external auditor with respect to:
	(a) all critical accounting policies and practices;		✓
	(b) all alternative treatments of financial information within GAAP that have been discussed with management, implications of their use and the external auditors’ “preferred treatment”;		✓
	(c) any other material written communications between the auditor and management;		✓
	(d) the internal quality-control procedures of the external auditors;		✓
	(e) any material issues raised by the most recent internal quality-control review of the external auditors’ firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by such firm, and any steps taken to deal with any such issues; and		✓
	(f) all relationships between the external auditors and the Corporation, as detailed in §(i) under Section F – Independence of External Auditors.		✓
(xi)	Resolve all disagreements between management and the external auditors regarding financial reporting				✓					✓	✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(xii)

Ensure that the audit partners representing the external auditors meet the rotation requirements set out by the U.S. Securities and Exchange Commission and by any other applicable Canadian or U.S. securities regulatory authority or stock exchange.

✓
E)	Treasury
(i)	Review and approve the Treasury Policy.				✓
(ii)	Review the Quarterly Treasury Report.		✓		✓					✓	✓
(iii)	Review and approve the Foreign Exchange Policy.				✓
F)	Independence of External Auditors
(i)	Receive from the external auditors, on a periodic basis, a formal written statement delineating all relationships between the external auditors and the Corporation consistent with ISB No. 1.		✓
(ii)

Review and actively discuss with the Board of Directors, if necessary, and the external auditors, on a periodic basis, any disclosed relationships or services between the external auditors and the Corporation or any other disclosed relationships or services that may impact the objectivity and independence of the external auditors.

✓
(iii)	Recommend, if necessary, that the Board take action to satisfy itself, of the external auditors’ independence.		✓
(iv)

Ensure that the Corporation does not hire as the Corporation’s CEO, CFO, Controller or chief accounting officer any person who was employed by the Corporation’s external auditors and who participated in any capacity in the audit of the Corporation during the one-year period preceding the initiation of the current audit

			✓		✓					✓	✓
G)	Internal Audit and Controls
(i)	Ensure that the Corporation has appropriate systems of internal control.		✓		✓			✓			✓
(ii)	Review quarterly the internal auditors’ report on the adequacy of the internal controls, policies and procedures.		✓		✓			✓			✓

Committee Timetable
Agenda Items		J	F	M	A	M	J	J	A	S	O	N	D
(iii)	Annually review and approve internal audit plan												✓
(iv)	Annually approve the appointment of the internal auditor												✓
(v)	Annually review the performance of the internal auditor												✓
H)	Related Party Transactions
(i)	Review and approve the Corporation’s related party transactions over $60,000.		✓		✓			✓			✓		✓
(ii)	Review a summary of the Corporation’s related party transactions to ensure that such transactions are consistent with the terms and conditions previously approved by the Committee.		✓		✓			✓			✓		✓
I)	Other
(i)	Annually review management’s compliance with the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy.												✓
(ii)	Annually review the Corporation’s Code of Ethics & Workplace Guidelines and Corporate Watch Policy, with any recommended changes being forwarded to the board for approval												✓
(iii)	Annually review the succession plans for the Corporation’s CFO and Controller.												✓
(iv)	Annually review the audit of expense reports of the Chair of the Board of Directors and the CEO.				✓
J)	Performance Evaluation
(i)	Review annual evaluation of the Committee’s performance.		✓